UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Select Comfort Corporation

File No. 0-25121 - CF#26221

        Select Comfort Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 20, 2005.

        Based on representations by Select Comfort Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.1   through February 15, 2012

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Craig E. Slivka
            Special Counsel